Exhibit 99.1

FOR IMMEDIATE RELEASE

Plutus Financial Group Limited to Hold Extraordinary General Meeting of Shareholders

HONG KONG — July 16, 2025 — Plutus Financial Group Limited (“Plutus” or the “Company”) (NASDAQ: PLUT) today announced that it will hold an extraordinary general meeting of shareholders (the “EGM”) on August 8, 2025 at 9:00 a.m. (Hong Kong time), or August 7, 2025 at 9:00 p.m. (New York time) at 8/F, 80 Gloucester Road, Wan Chai, Hong Kong, People’s Republic of China, and for any adjournment or postponement thereof. The purpose of the EGM is for shareholders of the Company to consider, if thought fit, to approve the transactions contemplated in the Agreement and Plan of Merger (the “Merger Agreement”), dated July 9, 2025, by and among the Company, Coders Merger Sub Ltd. (“Merger Sub”, following its incorporation and execution of a joinder to the Merger Agreement), a Cayman Islands exempted company and a direct, wholly owned subsidiary of Plutus, and Choco Up Group Holdings Limited (“Choco Up”), a Cayman Islands exempted company. Pursuant to the Merger Agreement, Merger Sub will merge with and into Choco Up, with Choco Up continuing as the surviving entity and becoming a wholly-owned subsidiary of the Company (the “Merger”), and the shareholders of Choco Up will exchange all of the issued and outstanding share capital of Choco Up for a mixture of newly issued Class A ordinary shares of the Company (the “New Class A Shares”) and newly issued Class B ordinary shares of the Company (the “New Class B Shares”, together with the New Class A Shares, the “New Ordinary Shares”) on the terms and conditions set forth therein in a transaction exempt from the registration requirements under the Securities Act of 1933.

Shareholders of the Company will also be asked to consider and vote on certain additional Merger-related proposals at the EGM, including, among others:

As special resolutions:

1.	THAT the memorandum and articles of association of the Company be amended and restated in its entirety in the form of the amended and restated memorandum and articles of association of the Company effective immediately prior to the effective time (the “Effective Time”) of the Merger (the “Amendment of M&A”);

2.	THAT the name of the Company be changed from “Plutus Financial Group Limited” to “Choco Up International Holdings Limited” effective immediately prior to the Effective Time (the “Change of Name”);

3.	THAT

(i)	immediately prior to the Effective Time, (x) 1,818,833 issued and outstanding ordinary shares of Plutus owned by Radiant Global Ventures Limited shall be re-designated as 1,818,833 issued and outstanding New Class B Shares; (y) 33,181,167 authorized but unissued ordinary shares of Plutus shall be re-designated as 33,181,167 authorized but unissued New Class B Shares; (z) 13,531,167 issued and outstanding ordinary shares of Plutus shall be re-designated as 13,531,167 issued and outstanding New Class A Shares; (xx) 251,468,833 authorized but unissued ordinary shares of Plutus shall be re-designated as 251,468,833 authorized but unissued New Class A Shares; and (yy) 3,000,000 authorized but unissued preference shares of Plutus be cancelled (the “Re-designation and Cancellation of Shares”); and

(ii)	subsequent to the Re-designation and Cancellation of Shares, the authorized share capital of the Company will be changed FROM US$30,300 divided into (x) 300,000,000 ordinary shares of Plutus of a nominal of a par value of US$0.0001 each, and (y) 3,000,000 preference shares of Plutus of a nominal of a par value of US$0.0001 each; TO US$30,000 divided into (xx) 265,000,000 New Class A Shares of par value US$0.0001 each, and (yy) 35,000,000 New Class B Shares of par value US$0.0001 each (together with the Re-designation and Cancellation of Shares, the “Variation of Share Capital”).

4.	THAT the issuance of New Ordinary Shares to the shareholders of Choco Up in accordance with the Merger Consideration as stipulated in the Merger Agreement effective at the Effective Time (the “Issuance of Merger Consideration”).

As an ordinary resolution:

THAT Ting Kin Cheung, a director and the CEO of the Company, be authorized to do all things necessary to give effect to the Merger Agreement, the plan of merger, and the transactions contemplated by the Merger Agreement and the plan of merger, including the Merger and, effective immediately prior to the Effective Time, the Amendment of M&A, the Change of Name, the Variation of Share Capital and the Issuance of Merger Consideration.

If necessary, as an ordinary resolution:

THAT the chairman of the EGM be instructed to adjourn the EGM in order to allow the Company to solicit additional proxies in the event that there are insufficient proxies received at the time of the EGM to pass the special resolutions to be proposed at the EGM.

Holders of the Company’s ordinary shares whose names are on the register of members of the Company at the close of business in the Cayman Islands on July 8, 2025, are entitled to notice of, and to vote at, the EGM or any adjournment or postponement thereof in person.

The notice of the EGM, which contains the detailed proposals to be presented at the EGM, and the proxy statement related to the EGM, are being filed today with the U.S. Securities and Exchange Commission (“SEC”) and can be obtained without charge from the SEC’s website (http://www.sec.gov). These documents are also available at the Company’s website (https://www.plutusfingroup.com/en/latest_news.php).

SHAREHOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE PROXY MATERIALS AND OTHER MATERIALS FILED WITH OR FURNISHED TO THE SEC WHEN THEY BECOME AVAILABLE, AS THEY CONTAIN VOTING INSTRUCTIONS AND IMPORTANT INFORMATION ABOUT THE COMPANY, CHOCO UP, THE MERGER AND RELATED MATTERS.

This press release is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the transactions described above and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Choco Up or the Company, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

About Plutus Financial Group Limited

Plutus Financial Group Limited is a Hong Kong-based financial services holding company operating through two wholly-owned primary subsidiaries – Plutus Securities Limited (“Plutus Securities”) and Plutus Asset Management Limited (“Plutus Asset Management”). Plutus Securities, a securities broker licensed by the Securities and Futures Commission of Hong Kong (the “SFC”) and a Participant on the HKEx stock exchange in Hong Kong, provides quality securities dealing and brokerage, margin financing, securities custody, and nominee services. Plutus Asset Management is a wealth management and advisory firm licensed by the SFC.

About Choco Up

Founded in 2018, Choco Up is a Singapore-headquartered fintech company specializing in revenue-based and growth capital financing. Choco Up offers easy-to-access, non-dilutive, and flexible financing options for businesses at various stages, from start-ups to established and public companies with the major market presence in Singapore, Hong Kong, Australia and Malaysia; addressing customers’ funding needs through a suite of tailored financing solutions enabled by market insights and a data-driven platform.

Safe Harbor Statement

This press release contains certain “forward-looking statements.” These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the pending transactions described herein, and the parties’ perspectives and expectations, are forward-looking statements. The words “will,” “expect,” “believe,” “estimate,” “intend,” “plan” and similar expressions indicate forward-looking statements.

Such forward-looking statements are inherently uncertain, and shareholders and other potential investors must recognize that actual results may differ materially from the expectations as a result of a variety of factors. Such forward-looking statements are based upon management’s current expectations and include known and unknown risks, uncertainties and other factors, many of which are hard to predict or control, that may cause the actual results, performance, or plans to differ materially from any future results, performance or plans expressed or implied by such forward-looking statements. Such risks and uncertainties include, but are not limited to: (i) risks related to the expected timing and likelihood of completion of the proposed transaction, including the risk that the transaction may not close due to one or more closing conditions to the transaction not being satisfied or waived; (ii) the occurrence of any event, change or other circumstances that could give rise to the termination of the applicable transaction agreements; (iii) the risk that there may be a material adverse change with respect to the financial position, performance, operations or prospects of the Company, Choco Up or the combined entity; (iv) risks related to disruption of management time from ongoing business operations due to the proposed transaction; (v) the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of the Company’s securities; (vi) the risk that the proposed transaction and its announcement could have an adverse effect on the ability of Choco Up or the combined entity to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally; (vii) any changes in the business or operating prospects of Choco Up and the combined entity or their businesses; (viii) changes in applicable laws and regulations; and (ix) risks relating to Choco Up’s and the combined company’s ability to enhance their services and products, execute their business strategy, expand their customer base and maintain stable relationship with their business partners.

A further list and description of risks and uncertainties can be found in the proxy statement that will be filed with the SEC by the Company in connection with the proposed transactions, and other documents that the parties may file or furnish with the SEC, which you are encouraged to read. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. Accordingly, you are cautioned not to place undue reliance on these forward-looking statements. Forward-looking statements relate only to the date they were made, and the Company, Choco Up and their respective subsidiaries and affiliates undertake no obligation to update forward-looking statements to reflect events or circumstances after the date they were made except as required by law or applicable regulation.

No Offer or Solicitation

This press release is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the transactions described above and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Choco Up, the Company or the combined company, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Participants in the Solicitation

The Company, Choco Up and their respective directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of the Company in connection with the proposed transaction. A list of the names of such directors and executive officers and information regarding their interests in the proposed transaction will be included in the proxy statement pertaining to the proposed transaction when it becomes available for the proposed transaction.

Additional Information and Where to Find It

The Company will file with the SEC and, if requested by the shareholders, mail to its shareholders a proxy statement in connection with the proposed transaction. Investors and securityholders are urged to read the proxy statement when it becomes available because it will contain important information regarding the proposed arrangement. You may access the proxy statement (when available) and other related documents filed by the Company with the SEC at the SEC’s website at www.sec.gov. You also may obtain the proxy statement (when it is available) and other documents filed by the Company with the SEC relating to the proposed arrangement for free by accessing the Company’s website at http://www.plutusfingroup.com./en/index.php.

For more information, please contact:

Investor Relations:

Plutus Financial Group Limited

Attn: Jeff Yeung

ir@plutusfingroup.com